UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-36109

QTS REALTY TRUST, INC.

(QTS Realty Trust, LLC as successor by merger to QTS Realty Trust, Inc.)
(Exact name of registrant as specified in its charter)

12851 Foster Street, Overland Park, Kansas 66213

(913) 814-9988

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value 7.125% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value 6.50% Series B Cumulative Convertible Perpetual Preferred Stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock: 0

7.125% Series A Cumulative Redeemable Perpetual Preferred Stock: 0

6.50% Series B Cumulative Convertible Perpetual Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, QTS Realty Trust, LLC, as successor by merger to QTS Realty Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 13, 2021

QTS Realty Trust, LLC
(as successor by merger to QTS Realty Trust, Inc.)

By:	/s/ Matt N. Thomson
Name:	Matt N. Thomson
Title:	General Counsel, Vice President and Secretary